UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact October | 2020

(Free Translation into English from the Original Previously Issued in Portuguese)

Azul S.A. Announces Launch of Offering in Brazil of Brazilian Law Convertible Debentures

São Paulo, October 26th, 2020 – Azul S.A., “Azul” (B3: AZUL4, NYSE: AZUL), announces that it has made a filing with the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and launched a public offering in Brazil of approximately R$1.6 billion aggregate principal amount of a new issuance of debentures governed by Brazilian law and convertible into preferred shares of Azul (the “Debentures”).  In accordance with Brazilian law, the total number of Debentures proposed to be initially offered may be increased on the same terms as the original amount of Debentures by up to 20% of the original amount being offered. The issuance of the Debentures is part of Azul’s efforts to address the economic and business impact of the Covid 19 pandemic on its operations, and Azul expects to use the net proceeds of the offering of the Debentures for working capital purposes, to expand its logistics business, and for other strategic opportunities.

Knighthead Capital Management, LLC and Certares Management, LLC, solely or on behalf of certain affiliates, financing parties and/or funds and accounts that each of them manages and/or advises (the “Anchor Investors”), have indicated that they intend, in the aggregate, to submit an order for approximately R$1.6 billion to R$1.8 billion of the Debentures in the public offering in Brazil, at an initial conversion premium bid of 27.5% over the 30 day VWAP, depending on the preferred share price at the date of the bookbuilding process. The Anchor Investors will not participate in the bookbuilding process. The Anchor Investors have also committed to submitting an order in the additional amount of approximately R$560,000,000.00 in convertible debentures should Azul carry out a new public offer on similar terms within the next 12 months.

The Debentures will mature five years after issuance, are denominated in Brazilian Reais, are indexed to the US dollar and pay interest of 7.5% in the first year in kind through an increase in the par value of the Debentures (PIK), and thereafter at an interest rate of 6.0% per annum payable semi-annually in cash. The Debentures will be convertible by the holders at an initial premium to be determined by a bookbuilding process. The notes will be redeemable, in whole or in part, for cash at Azul’s option at any time, after 36 months, but only if the last reported price per American depositary share representing Azul’s preferred shares exceeds 130% of the conversion price for a specified period of time.

The Debentures will be  guaranteed  by Azul and its principal operating subsidiary Azul Linhas Aéreas Brasileiras S.A. (“Azul Linhas” and, together with Azul, the “Obligors”) and will be secured, among other things, by certain Azul assets including certain intellectual property owned by the Obligors and by Azul’s loyalty program, and certain rights relating to the use of the hangar and specified equipment required to maintain the hangar used by Azul located at Viracopos airport. Vórtx Distribuidora de Titulos e Valores Mobiliários Ltda., a Brazilian financial institution located in Brazil, will act as trustee and collateral agent for the holders of the Debentures.

The issuance is being made in Brazil in a public offering registered with the CVM, pursuant to Instruction No. 400 dated December 29, 2003, (“CVM Instruction 400”) as amended with an exclusion

Material Fact October | 2020

of preemptive rights of existing shareholders of Azul pursuant to Brazilian law and Azul's by-laws, and is not being generally made anywhere outside of Brazil, including in the United States or to US investors.

Accordingly, the Debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration and have been offered to the Anchor Investors in a transaction not involving a public offering in the United States. The Debentures are expected to settle on or about November 12th, 2020 on an electronic basis in customary arrangements in Brazil and thereafter will trade exclusively on B3 S.A. – Brasil, Bolsa, Balcão, the principal securities exchange in Brazil.

The offering will commence only after (i) meeting the requirements set forth in the offering documents; (ii) the registration of the offering by the CVM; (iii) the deposit of the Debentures at B3 S.A. – Brasil, Bolsa, Balcão for distribution and trading; (iv) the disclosure of the announcement of commencement; and (v) making the definitive prospectus available to investors, pursuant to CVM Instruction 400.

This notice does not constitute an offer to sell or the solicitation of an offer to buy any securities issued by Azul, and shall not constitute an offer, solicitation or sale in the United States or to US persons or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 26, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer